UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gray, Dawn M.
   2100 RiverEdge Parkway, Suite 1200
   Atlanta, GA  30328
   USA
2. Issuer Name and Ticker or Trading Symbol
   American Business Products, Inc.
   ABP
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   August 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |8/7/97|F   |V|1,155             |D  |24.00      |                   |D     |                           |
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Common Stock               |8/7/97|M   |V|700               |A  |16.1667    |                   |D     |                           |
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Common Stock               |8/7/97|M   |V|900               |A  |13.1667    |                   |D     |                           |
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Common Stock               |8/7/97|M   |V|413               |A  |11.1900    |2,013              |D     |                           |
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Common Stock (1)           |      |    | |                  |   |           |1,949              |I     |Profit Sharing Trust       |
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Common Stock (2)           |      |    | |                  |   |           |15                 |I     |By 401-K                   |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |16.1667 |8/7/9|M   |V|700        |D  |(3)  |6/6/2|Common Stock|500    |       |D           |   |            |
Right to Buy          |        |7    |    | |           |   |     |003  |            |       |       |            |   |            |
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Employee Stock Option |13.1667 |8/7/9|M   |V|900        |D  |(4)  |6/8/2|Common Stock|300    |       |D           |   |            |
Right to Buy          |        |7    |    | |           |   |     |004  |            |       |       |            |   |            |
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Employee Stock Option |11.1900 |8/7/9|M   |V|413        |D  |(5)  |6/20/|Common Stock|0      |       |D           |   |            |
Right to Buy          |        |7    |    | |           |   |     |99   |            |       |       |            |   |            |
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Employee Stock Option |24.00   |8/7/9|J   |V|470        |A  |(6)  |6/6/2|Common Stock|470    |       |D           |   |            |
Right to Buy          |        |7    |    | |           |   |     |003  |            |       |       |            |   |            |
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Employee Stock Option |24.00   |8/7/9|J   |V|493        |A  |(7)  |6/8/2|Common Stock|493    |       |D           |   |            |
Right to Buy          |        |7    |    | |           |   |     |004  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents the number of shares with respect to which the reporting person has voting rights based on her vested balance at 9/30/96 under the American Business Products, Inc. Profit Sharing Retirement Trust.
(2) Between 1/1/96 and 12/31/96, these shares were acquired under the American Business Products, Inc.
Employee Savings Plan as a result of the Company's match to the 401-K Plan being made in Common Stock of the Company.
(3) These options were granted 6/6/93 and became exercisable in 25% increments annually beginning 6/6/94 through
6/6/97.
(4) These options were granted 6/8/94 and became exercisable in 25% increments annually beginning 6/8/95 through
6/8/98..
(5) These options were granted 6/20/89 and became exercisable in 25% increments annually beginning 6/29/90 through
6/20/93.
(6) Reload stock option granted pursuant to the terms of the 1991 Stock Incentive Plan. The parent option granted
6/9/93 became exercisable in 25% increments beginning 6/9/94 through 6/9/97.
(7) Reload stock option granted pursuant to the terms of the 1991 Stock Incentive Plan. The parent option granted
6/8/94 became exercisable in 25% increments beginning 6/8/95 through 6/8/98.
SIGNATURE OF REPORTING PERSON
Dawn M. Gray
DATE
September 2, 1997